EXHIBIT 23.1

Consent of Independent Auditors

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-59080, 33-65268, 33-96558 and 333-62739) of our report dated June 21, 2002, relating to the statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended and related schedule of assets (held at end of year) for the year ended December 31, 2001, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Minerals Technologies Inc. Savings and Investment Plan.

                                                                                                                    KPMG LLP

New York, New York
June 26, 2002